UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 3)

PETROHAWK ENERGY CORPORATION
(Name of Subject Company (Issuer))

NORTH AMERICA HOLDINGS II INC.
a wholly owned subsidiary of

BHP BILLITON PETROLEUM (NORTH AMERICA) INC.
a wholly owned subsidiary of

BHP BILLITON LIMITED
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

716495106
(CUSIP Number of Class of Securities)

Kirsten Gray
Vice President Group Legal
BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000
Australia
+61 1300 55 47 57
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

James C. Morphy
Krishna Veeraraghavan
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,158,162,297	$1,411,563

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $38.75, the per share tender offer price, multiplied by the sum of 303,892,075, the number of shares of common stock issued and outstanding (including 2,227,908 shares of restricted stock), plus (b) an amount equal to 9,866,952, the number of shares of common stock that were reserved for issuance pursuant to stock option and stock appreciation rights plans, multiplied by $38.75. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of July 15, 2011, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,411,563	Filing Party:	Purchaser, Parent and BHP Billiton Limited (each as defined below)
Form or Registration No.:	Schedule To	Date Filed:	July 25, 2011

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 (this “Amendment”) amends and supplements Items 3-6 and 11 in the Tender Offer Statement on Schedule TO, filed on July 25, 2011 (the “Schedule TO”) with the Securities and Exchange Commission by BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (“BHP Billiton Limited”), BHP Billiton Petroleum (North America) Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of BHP Billiton Limited, and North America Holdings II Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, as amended on July 27, 2011 and July 28, 2011.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 2.	Subject Company Information

The section of the Offer to Purchase entitled “Certain Information Concerning Petrohawk — Petrohawk Financial Forecasts” is hereby amended by amending and restating in its entirety the table entitled “Certain Unaudited Prospective Financial Information of Petrohawk” and corresponding footnotes to read as follows:

CERTAIN UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OF PETROHAWK

	For the Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015

Production (Mmcfe/d)	965	1,171	1,518	1,961	2,378
Haynesville	669	672	706	770	1,031
Eagle Ford	238	384	632	933	1,058
Permian and Other	61	114	179	259	289
Benchmark Prices
Natural Gas — NYMEX ($/Mmbtu)	$4.39	$4.80	$5.11	$5.41	$5.71
Crude Oil — NYMEX ($/Bbl)	$97.74	$99.25	$100.05	$99.98	$99.70
Revenue ($ in millions)	$2,144	$2,725	$3,898	$5,340	$6,632
Adjusted EBITDA ($ in millions)(1)	$1,500	$2,012	$3,000	$4,177	$5,195
Capital Expenditures ($ in millions)	$2,973	$2,750	$2,875	$3,250	$3,450
Free Cash Flow ($ in millions)(2)	$(1,758)	$(1,060)	$(225)	$674	$1,614

(1)	Adjusted EBITDA is a non-GAAP measure and is used by Petrohawk’s management to measure the operating performance of the business. Petrohawk defines Adjusted EBITDA as EBITDA, after adding back unrealized gains and losses on derivative contracts, stock-based compensation and amortization of deferred gain on sale of gas gathering systems. Petrohawk defines EBITDA as income from continuing operations, net of income taxes before interest expense, interest income, income tax and depletion, depreciation and amortization.

(2)	Free Cash Flow is a non-GAAP measure and is used by Petrohawk’s management to measure the operating performance of the business. Petrohawk defines Free Cash Flow as cash flow from operations less capital expenditures.

The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Petrohawk — Petrohawk Financial Forecasts” is hereby amended and supplemented by inserting the following table immediately below the table entitled “Reconciliation of Adjusted EBITDA To Net Income From Continuing Operations”:

RECONCILIATION OF FREE CASH FLOW TO CASH FLOW FROM OPERATIONS

	For the Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015

Cash flow from operations	$1,215	$1,690	$2,650	$3,925	$5,064
Capital expenditures	$2,973	$2,750	$2,875	$3,250	$3,450

Free Cash Flow	$(1,758)	$(1,060)	$(225)	$674	$1,614

Item 3.   Identity and Background of Filing Person.

The information set forth in Annex B of the Offer to Purchase is hereby amended by replacing: (i) the first entry under “Director Since” with respect to Douglas D. Handyside with “July 2011” and (ii) both entries of the starting date for Mr. Handyside’s principal occupation as Acting President Production Petroleum, BHP Billiton Petroleum, with “July 2011.”

Item 4.   Terms of the Transaction.

The first sentence of the last paragraph in the section of the Offer to Purchase entitled “Withdrawal Rights” is hereby amended and restated in its entirety to read as follows:

All questions as to form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion, and its determination will be final and binding on all persons, subject to the right of tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction.

The last paragraph in the section of the Offer to Purchase entitled “Conditions to the Offer” is hereby amended and restated in its entirety to read as follows:

The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Purchaser in whole or in part, in each case (other than the CFIUS Condition), as of the Expiration Date and in each case except for the Minimum Condition, in its sole discretion, subject to the terms of the Merger Agreement and applicable law. The foregoing conditions are in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer as described in Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements.” The Purchaser may terminate the Offer only pursuant to the terms and conditions specified in this Offer to Purchase, and any termination of the Offer will be followed as promptly as practicable by public announcement thereof. Unless otherwise mutually agreed to by Purchaser and Petrohawk, any Shares subject to notices of guaranteed delivery will be deemed not to be validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares underlying such notices of guaranteed delivery are delivered to or on behalf of Purchaser. Any reference in the conditions to the Offer or in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right may be deemed an ongoing right that may be asserted in each case (other than the CFIUS Condition), as of the Expiration Date. Each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

Items 4 through 6 and 11.   Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; and Additional Information.

The second paragraph in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Petrohawk — Background of the Offer” is hereby amended and restated in its entirety to read as follows:

In May 2011, BHP Billiton engaged Barclays Capital as a financial advisor in connection with a potential transaction with Petrohawk, the engagement letter for which was executed on June 1, 2011. In May 2011, a representative of Barclays Capital, on BHP Billiton’s behalf, contacted Floyd C. Wilson, the Chief Executive Officer of Petrohawk and the Chairman of the Petrohawk Board, to inquire about the possibility of Petrohawk meeting with representatives of BHP Billiton to discuss potential business opportunities, which Mr. Wilson agreed to arrange.

The sixth sentence of the fifth paragraph in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Petrohawk — Background of the Offer” is hereby amended and restated in its entirety to read as follows:

Mr. Yeager also informed Mr. Wilson that a key factor in BHP Billiton’s determination of whether to proceed with a transaction involving Petrohawk was BHP Billiton’s ability to retain Petrohawk’s employees due to their technical capability and unique knowledge of the assets (Mr. Yeager did not discuss any details of possible retention arrangements).

The third sentence of the seventh paragraph in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Petrohawk — Background of the Offer” is hereby amended and restated in its entirety to read as follows:

Mr. Yeager responded that he believed that a price per Share of $40.00 was too high and countered with a price per Share of $38.75, indicating that, while he believed that such price reflected a significant premium across a variety of metrics, he believed that the board of directors of BHP Billiton Limited and BHP Billiton Plc would be willing to increase the offer to that price and to reduce the proposed termination fee and match right period provided that Petrohawk agreed to negotiate exclusively with BHP Billiton for a period of time.

The second sentence of the tenth paragraph in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Petrohawk — Background of the Offer” is hereby amended and restated in its entirety to read as follows:

The board of directors of BHP Billiton Limited and BHP Billiton Plc approved the continuation of discussions with representatives of Petrohawk regarding the potential acquisition on the basis of the terms outlined in the June 21 letter and thereafter Mr. Yeager informed Mr. Wilson of such approval.

Item 11.   Additional Information

The section of the Offer to Purchase entitled “The Merger Agreement; Other Agreements — Other Agreements — Retention Agreements” is hereby amended and supplemented by adding the following paragraph at the end thereof:

Petrohawk’s compensation committee (comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the arrangements set forth above as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act.

The section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — Litigation” is hereby amended and restated in its entirety to read as follows:

Petrohawk and the members of the Petrohawk Board are named as defendants in purported class action lawsuits brought by Petrohawk’s stockholders challenging the proposed transaction (the “Stockholder Actions”). The Stockholder Actions were filed in: the Court of Chancery of the State of Delaware, Astor BK Realty Trust v. Petrohawk Energy Corp., et al., C.A. No. 6675-CS, Grossman v. Petrohawk Energy Corp., et al., C.A. No. 6688-CS, Marina Gincherman, IRA v. Petrohawk Energy Corp., et al., C.A. No. 6700-CS, and Binkowski v. Petrohawk Energy Corp., et al., C.A. No. 6706-CS, the District of Harris County, Texas, Iron Workers District Counsel of Tennessee Valley & Vicinity Pension Plan v. Petrohawk Energy Corp., et al., C.A. No. 42124, Iron Workers Mid-South Pension Fund v. Petrohawk Energy Corp., et al., C.A. No. 42590, and L.A. Murphy v. Wilson, et al., C.A. No. 42772, and the United States District Court for the Southern District of Texas, Houston Division, Barrett v. Wilson, et al., No. 11-cv-02852. BHP Billiton Limited, Parent and Purchaser are named as defendants in the Grossman, Gincherman and the two Iron Workers actions, BHP Billiton Limited and Parent are named as defendants in the Binkowski action, and BHP Billiton Limited and Purchaser are named as defendants in the Barrett action. The four Delaware actions have been consolidated into a single action and the plaintiffs have filed a consolidated amended complaint that includes Petrohawk, the members of the Petrohawk Board, BHP Billiton Limited, Parent and Purchaser as defendants. The three Texas state-court actions have also been consolidated into a single action and the plaintiffs have filed a consolidated amended petition that includes Petrohawk, the members of the Petrohawk Board, BHP Billiton Limited, Parent and Purchaser as defendants. The Stockholder Actions seek certification of a class of Petrohawk’s stockholders and generally allege, among other things, that: (i) each member of the Petrohawk Board breached his fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to preclusive deal protection provisions, failing to protect against conflicts of interest, and/or failing to disclose material information to stockholders; (ii) Petrohawk aided and abetted Petrohawk’s directors’ purported breaches of their fiduciary duties; and/or (iii) BHP Billiton Limited, Parent and Purchaser parties aided and abetted the purported breaches of fiduciary duties by Petrohawk’s directors. The Barrett action also alleges that the Petrohawk Board and Petrohawk violated § 14(e) of the Exchange Act by disseminating a false and misleading Schedule 14D-9. The Stockholder Actions seek, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages and attorneys’ fees and costs. BHP Billiton Limited, Parent and Purchaser believe the Stockholder Actions are without merit and intend to defend themselves vigorously.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NORTH AMERICA HOLDINGS II INC.

By:	/s/ David Powell
Name:   David Powell
Title:     Vice President

BHP BILLITON PETROLEUM (NORTH AMERICA) INC.

By:	/s/ David Powell
Name:   David Powell
Title:     Vice President

BHP BILLITON LIMITED

By:	/s/ David A. Williamson
Name:   David A. Williamson
Title:     Head of Group Legal and Chief
              Compliance Officer

Dated: August 10, 2011